FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of March, 2005

Commission File Number : 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Combined Annual and Extraordinary Shareholders’ Meeting

Friday, May 13, 2005 at 2.30 p.m.*

At the Palais des Congrès – 2 Place de la Porte Maillot – Paris 17th district – France

SUEZ shareholders,

To attend the General Meeting, you need:

If you hold registered shares, to present your entry card obtained from Crédit Agricole Investor Services Corporate Trust,

If you hold bearer shares, to block your shares with your investment advisor, so they cannot be transferred, at least one day before the date of the meeting.

You can obtain the relevant documentation from your investment advisor along with a form allowing you to vote by mail or by proxy in the week of April 18-23, 2005. If you would like the entry card to be sent to your home address, please allow sufficient time for postage. Otherwise, you can obtain your entry card from the Crédit Agricole Investor Services Corporate Trust at the meeting place itself.

The agenda for this Meeting and the resolutions, which will be submitted to a vote, are published in the BALO of March 16, 2005.

(*) The General Meeting convened for May 3, 2005 on first call is not expected to reach the required quorum. SUEZ shareholders are therefore invited to attend the Combined Annual and Extraordinary Shareholders’ Meeting on May 13.

Net dividend proposed: €0.80

Payment date: May 16, 2005

For further information, dial the freephone number: 0 800 177 177

Club Actionnaires SUEZ

16, rue de la Ville l’Evêque

75383 Paris Cedex 8

www. suez.com

DELIVERING THE ESSENTIALS OF LIFE

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : March 17, 2005	Company Name SUEZ

	By:	/s/ Yves de GAULLE
Name: Yves de GAULLE
Title: General Secretary